TC 9/13

Art 9/12/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02054086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED SEP 11 2002 WASH. D.C. 154 DIRECTORATE

SEC FILE NUMBER
8-8201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hattier, Sanford & Reynoir, A Limited Partnership, L.L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Avenue, Suite 4204
(No. and Street)

New Orleans, Louisiana 70170
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Guthans A. Reynoir (504) 582-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bourgeois Bennett, L.L.C.
(Name – *if individual, state last, first, middle name*)

Suite 800, 111 Veterans Blvd., Metairie, LA 70005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guthans A. Reynoir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hattier, Sanford & Reynoir, A Limited Partnership, L.L.P., as of July 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Guthans A. Reynoir
Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Statement of Cash Flows
X (p) Independent auditor's supplementary report on internal accounting controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

Hattier, Sanford & Reynoir

(A Limited Partnership, L.L.P.)

July 31, 2002

TABLE OF CONTENTS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2002 and 2001

Bourgeois Bennett

INDEPENDENT AUDITOR'S REPORT

To the Partners,
Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.),
New Orleans, Louisiana.

We have audited the accompanying statements of financial condition of Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.) as of July 31, 2002 and 2001, and the related statements of income, changes in partners' capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.) as of July 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

1340 West Tunnel Blvd., Suite 430
P. O. Box 2168
Houma, LA 70361-2168
Phone (985) 868-0139
Fax (985) 879-1949

Certified Public Accountants | Consultants
A Limited Liability Company

P. O. Box 60600
New Orleans, LA 70160-0600
Heritage Plaza, Suite 800
Phone (504) 831-4949
Fax (504) 833-9093

504 West Second Street
P. O. Box 1205
Thibodaux, LA 70302-1205
Phone (985) 447-5243

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the 2002 basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

Bourgeois Bennett L.L.C.

Certified Public Accountants.

New Orleans, Louisiana,
August 16, 2002.

Exhibit A

STATEMENTS OF FINANCIAL CONDITION

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 80,397	$ 132,747
Receivable from clearing agent	83,103	16,144
Due from employees	7,436	7,578
Trading and investment securities, at market value	87,477	45,683
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $179,944 in 2002 and $175,086 in 2001	12,069	16,927
Other assets	94,146	55,258
Totals	$ 364,628	$ 274,337

LIABILITIES AND PARTNERS' CAPITAL

	2002	2001
Loan payable to clearing agent	$ 70,595	$ 2,559
Accounts payable and accrued expenses	5,979	26,824
Total liabilities	76,574	29,383
Commitments (Notes 9 and 10)	-	-
Partners' capital	288,054	244,954
Totals	$ 364,628	$ 274,337

See notes to financial statements.

Exhibit B

STATEMENTS OF INCOME

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

For the years ended July 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 557,265	$ 1,271,444
Net gains on principal transactions including unrealized gains and losses	544,286	345,383
Underwriting	5,189	22,068
Interest and dividend income	1,201	2,165
Total revenues	1,107,941	1,641,060
Expenses		
Employee compensation and benefits	324,163	797,708
Salary of general partner	119,801	158,303
Communications	30,499	38,888
Interest	15,300	22,681
Occupancy and equipment rental	214,382	201,893
Other operating expenses	204,994	230,361
Total expenses	909,139	1,449,834
Net income	$ 198,802	$ 191,226

See notes to financial statements.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

For the years ended July 31, 2002 and 2001

	2002	2001
Partners' Capital at Beginning of Year	$ 244,954	$ 214,507
Capital contributions	61,123	50,000
Withdrawals	(216,825)	(210,779)
Net income	198,802	191,226
Partners' Capital at End of Year	$ 288,054	$ 244,954

See notes to financial statements.

Exhibit D

STATEMENTS OF CASH FLOWS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

For the years ended July 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities		
Net income	$ 198,802	$ 191,226
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,858	4,858
Decrease (increase) in assets:		
Receivable from clearing agent	(66,959)	68,201
Due from employees	142	(3,178)
Trading and investment securities	(41,794)	100,388
Other assets	(38,888)	(23,453)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(20,845)	1,824
Total adjustments	(163,486)	148,640
Net cash provided by operating activities	35,316	339,866
Cash Flows From Financing Activities		
Net borrowings over payments (payments over borrowings) on loan payable to clearing agent	68,036	(126,279)
Capital withdrawals, net of contributions	(155,702)	(160,779)
Net cash used in financing activities	(87,666)	(287,058)
Net Increase (Decrease) In Cash	(52,350)	52,808
Cash Balance		
Beginning of year	132,747	79,939
End of year	$ 80,397	$ 132,747

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2002 and 2001

Note 1 - ORGANIZATION

The Company is a securities broker/dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a registered limited liability partnership as provided in Louisiana Revised Status 9:3431 and 3432.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting For Partnership

The financial statements include only those assets, liabilities and results of operations of the partners which relate to the business of Hattier, Sanford & Reynoir. No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c. Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the trade date.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Equipment and Improvements

Furniture, equipment, and leasehold improvements are recorded at acquisition cost. Furniture and equipment are depreciated using accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized using the straight-line method over the 31.5-year tax recovery period.

e. Statement of Cash Flows

For the purposes of the Statements of Cash Flows, the Company considers short-term, highly liquid investments other than those held for sale in the ordinary course of business to be cash equivalents.

Note 3 - RECEIVABLES FROM AND PAYABLES TO CLEARING AGENT

The Company has an agreement with Dain Correspondent Services (Dain), a division of Dain Ranscher Incorporated to act as its agent and transact the Company's securities trades. The Company compensates Dain for transactions brokered and Dain remits commissions and fees on trades of securities to the Company on a monthly basis. The amounts receivable from Dain are $83,103 and $16,144 at July 31, 2002 and 2001, respectively. In addition, the Company was indebted on a loan payable to Dain in the amount of $70,595 at July 31, 2002 and $2,559 at July 31, 2001 for certain securities purchased for the Company's account. Market values of securities held as collateral by Dain at July 31, 2002 and 2001 were $84,177 and $42,383, respectively. Interest is paid monthly to Dain based on the daily loan balance and amounted to $14,033 and $21,048 for the years ended July 31, 2002 and 2001, respectfully.

Note 4 - TRADING AND INVESTMENT SECURITIES

Trading and investment securities consist of securities carried at market value. The resulting unrealized gains and losses are included in operations. Such security positions at July 31, 2002 and 2001 are summarized as follows:

	2002	2001
State and municipal obligations	$83,837	$42,069
Corporate stocks	3,640	3,614
Totals	$87,477	$45,683

Securities pledged as collateral on loans are described in Notes 3 and 5.

Note 5 - NOTES PAYABLE TO BANK

At July 31, 2002 and 2001, the Company had a line of credit with a bank for $75,000. The interest rate for the line of credit is the bank's prime rate which was 4.75% and 6.75% at July 31, 2002 and 2001, respectively. There were no borrowings by the Company on the line of credit during the years ended July 31, 2002 and 2001, respectively.

Note 6 - CASH FLOW INFORMATION

Cash payments of interest expense totaled $15,300 and $22,681 for the years ended July 31, 2002 and 2001, respectively.

Note 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At July 31, 2002 and 2001, there were no liabilities subordinated to claims of general creditors as determined under subparagraph (d)(2) of rule 17a-5 of the Securities Exchange Act of 1934.

Note 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) of the Securities Exchange Act of 1934, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At July 31, 2002 and 2001, the Company's net capital was $192,212 (.03 to 1) and $184,419 (.15 to 1), respectively. The required net capital was $100,000 at July 31, 2002 and 2001.

Note 9 - COMMITMENTS

In the normal course of business, the Company enters into when issued and underwriting commitments. The Company had no such commitments at July 31, 2002 and 2001.

Note 10 - LEASE COMMITMENT

The Company is obligated on an operating lease for its office space through August 2005. In addition, the Company leases certain equipment and vehicles under operating leases through May 2005. Rent expense was $185,645 and $175,442 for the years ended July 31, 2002 and 2001, respectively.

Future minimum rental payments as of July 31, 2002 are as follows:

Year Ending July 31,	Amount
2003	$145,399
2004	94,299
2005	90,566
2006	7,031
Total	$337,295

Note 11 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in certain banks. The balances in each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's uninsured cash balances did not exceed FDIC limits at July 31, 2002. The Company's uninsured cash balances were approximately $16,000 at July 31, 2001.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Hattier, Sanford & Reynoir

(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2002

Computation of Net Capital

Total partners' capital	$ 288,054
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements	(12,069)
Loans and advances	(7,436)
Prepaid insurance	(3,752)
Federal tax deposit	(64,086)
Other assets	(110)
Net capital before haircuts on securities positions	200,601
Haircuts on securities:	
Trading and investment securities:	
Exempted securities	4,736
Other securities	3,640
Money market fund	13
	8,389
Net capital as reported by the Company in Part IIA of Form X-17A-5	$ 192,212

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$ 5,979

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 100,000
Excess net capital	$ 92,212
Excess net capital at 1000%	$ 191,614
Percentage of aggregate indebtedness to net capital	3%

Bourgeois Bennett

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners,
Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.),
New Orleans, Louisiana.

In planning and performing our audit of the financial statements and supplemental schedule of Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.) (the Company) for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

1340 West Tunnel Blvd., Suite 430
P. O. Box 2168
Houma, LA 70361-2168
Phone (985) 868-0139
Fax (985) 879-1949

Certified Public Accountants | Consultants
A Limited Liability Company

P. O. Box 60600
New Orleans, LA 70160-0600
Heritage Plaza, Suite 800
Phone (504) 831-4949
Fax (504) 833-9093

504 West Second Street
P. O. Box 1205
Thibodaux, LA 70302-1205
Phone (985) 447-5243

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bourgeois Bennett, L.L.C.

Certified Public Accountants.

New Orleans, Louisiana,
August 16, 2002.